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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brighton Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1703 Monroe Avenue
(No. and Street)

Rochester	New York	14618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jared Kopp (585) 340-2221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RDG+Partners CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

69B Monroe Avenue	Pittsford	New York	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George T. Conboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brighton Securities Corp., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

JULIE A. GULLO
Notary Public, State of New York
No. 01GU4955352
Qualified in Wayne County
Commission Expires Aug. 28, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brighton Securities Corp.

Financial Statements
December 31, 2020

BRIGHTON SECURITIES CORP.

Table of Contents

RDG + Partners
ACCOUNTING & CPA SERVICES

TEL: 585.673.2600
FAX: 585.662.5153

VILLAGE GREEN OFFICE PARK
69 MONROE AVE
PITTSFORD, NY 14534

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Brighton Securities Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brighton Securities Corp. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Brighton Securities Corp. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brighton Securities Corp.'s management. Our responsibility is to express an opinion on Brighton Securities Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brighton Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RDG + Partners CPAs PLLC

We have served as Brighton Securities Corp.'s auditor since 2017.

Pittsford, New York

February 16, 2021

BRIGHTON SECURITIES CORP.

Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents	$	954,720
Marketable securities, at fair value		2,550,721
Receivables from brokers or dealers		241,466
Other receivables		41,310
Prepaid expenses		76,579
Notes receivable - officers		225,000
Notes receivable		34,375
Due from Brighton Securities Holdings, Inc.		280,459
Property and equipment, net		291,016
Operating lease right-of-use asset		1,024,220
Deferred tax asset		27,602
Intangible assets, net		276,450
	$	6,023,918

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accrued commissions, expenses and other liabilities	$	180,249
Accrued profit sharing contribution		84,429
Accrued income taxes		36,504
Deferred revenue		430,769
Notes payable		274,470
Operating lease liability		1,055,883
		2,062,304
STOCKHOLDER'S EQUITY:		
Common stock, $0.0001 par value; 1,000 shares authorized, issued and outstanding		-
Retained earnings		3,961,614
		3,961,614
	$	6,023,918

See Accompanying Notes to Financial Statements.

BRIGHTON SECURITIES CORP.

Notes to Financial Statements
For the Year Ended December 31, 2020

1. ORGANIZATION

Brighton Securities Corp. (the Company), a wholly-owned subsidiary of Brighton Securities Holdings, Inc. (Holdings), is a broker/dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered to solicit business in 44 states. The Company, which maintains offices in Rochester, Lockport and Batavia, New York, is an introducing broker and primarily earns commissions on the buying and selling of various financial instruments. The Company also provides corporate advisory and income tax preparation services. The Company's customers are primarily located in the Western New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been presented on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Cash and Cash Equivalents – The Company considers all cash on hand, cash in banks and short-term investments with original maturities of three months or less to be cash equivalents for financial reporting purposes.

Marketable Securities – Marketable securities are recorded at fair value based upon quoted market prices. Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are credited or charged to earnings on a trade date basis. The Company classifies its securities as trading securities; accordingly, realized and unrealized gains and losses are recorded in the statement of income.

Receivables from Brokers or Dealers – Commissions receivable from brokers or dealers consist primarily of amounts due from the Company's clearing broker. Other receivables consist of various amounts due to the Company. Losses from uncollectible receivables are accrued when it is probable that a receivable has been impaired and the amount of the loss can be reasonably estimated. As of the date of these financial statements, management believes that the accounts receivable are fully collectible. Accordingly, no allowance for doubtful accounts has been recorded.

Notes Receivable – Notes receivable consist of certain amounts paid to four independent contractors as part of their service contracts. Pursuant to the agreements, the notes are being forgiven by the Company pro rata over a 48-month period for each month of completed service. At December 31, 2020, the amount in the accompanying statement of financial condition is reflected net of $20,626 of related loan forgiveness.

Notes Receivable - Officers – Notes receivable – officers consist of two notes receivable from certain officers of the Company which bear interest at 2% per annum and mature on December 31, 2021. Subsequent to year-end the original due date of January 31, 2021 was extended.

Property and Equipment – Property and equipment are stated at cost. Depreciation over the estimated useful lives of the assets (ranging from 5 to 39 years) is provided using the straight-line method for financial reporting purposes. Maintenance and repairs are expensed in the period incurred; significant betterments are capitalized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Intangible Assets – Intangible assets consist of customer lists, employment and non-solicitation agreements. At December 31, 2020, the amount in the accompanying statement of financial condition is reflected net of accumulated amortization of $785,534. Amortization expense totaled $166,746 for the year ended December 31, 2020. Amortization expense is expected to be approximately $109,636 for the years ending December 31, 2021 and 2022, and $57,178 for the year ending December 31, 2023.

Deferred Revenue – Deferred revenue consists of a relationship extension award received in relation to the execution of a new clearing broker agreement. The amount is being recognized in income over the term of the related agreement (65 months). As of December 31, 2020, the amount in the accompanying statement of financial condition is reflected net of the amount recognized in the current year of $69,231.

Commission Income – Sales-based commission income is recorded on a trade-date basis as securities transactions occur. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets.

Investment Advisory and Management Fees – Investment advisory and management fee income is recorded over the period in which services are provided based upon average net assets under management in accordance with the respective investment management agreements.

Advertising – The costs of advertising are expensed in the period incurred. Advertising expense totaled $72,499 for the year ended December 31, 2020.

Income Taxes – The Company is a taxable corporation and is included in the consolidated federal and state income tax returns of its parent corporation. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the parent corporation. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Such amounts are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is probable that the full benefit of the deferred tax assets will not be realized.

The Company recognizes its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. Under this guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Any estimated interest and penalties associated with unrecognized tax benefits are accrued and recognized in income tax expense and the corresponding liability. As of December 31, 2020, the Company had no unrecognized tax benefits recorded in the financial statements. The Company was under audit by the Internal Revenue Service as of December 31, 2020. Accordingly, the accompanying financial statements do not include any adjustments that may result from the outcome of this audit.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Subsequent Events – Management has evaluated events and transactions that occurred between January 1, 2021 and February 16, 2021, which is the date these financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

3. REVENUE RECOGNITION

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

Commission Income – The Company's commission income represents sales commissions generated by advisors for their clients' purchases and sales of various financial instruments. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date, and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by the investment product and is based on the amount of purchase and commission schedule for that particular product. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services are performed.

Investment Advisory and Management Fees – The Company's investment advisory and management fees are earned over the period in which such services are provided. The related performance obligations are generally satisfied daily or monthly based on assets under management. The investment management and advisory fees are calculated based upon average monthly, weekly or quarterly net assets under management in accordance with the respective investment management agreements. Investment advisory fees are recorded gross of any subadvisory payments and are included in investment management fees based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with the funds. Any corresponding fees paid are included in operating expenses.

Tax Preparation Fees – The Company's tax preparation fees are earned over the period in which such services are provided. The related performance obligations are generally satisfied upon the preparation, acceptance and delivery of the related income tax returns.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments consist of: cash and cash equivalents, marketable securities, receivables, and payables. At December 31, 2020, cash and cash equivalents, receivables and payables, as a result of their short maturities and liquidity, are carried at amounts which reasonably approximate fair value.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements. The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

- *Level 1* – Inputs to the valuation methodology that consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- *Level 2* – Inputs to the valuation methodology which include: (1) quoted prices for similar assets or liabilities in active markets, (2) quoted prices for identical or similar assets or liabilities in inactive markets, (3) inputs other than quoted prices that are observable for the asset or liability, and (4) inputs that are corroborated by observable market data by correlation or other means.

- *Level 3* – Inputs to the valuation methodology that are unobservable and are significant to the overall fair value measurement.

As of December 31, 2020, the Company's cash and cash equivalents, receivables and payables are recorded at cost which approximated fair value due to their short-term maturities. As such, the fair value hierarchy has not been applied in valuing any of these financial instruments. The following is a description of the valuation methodologies used for marketable securities measured at fair value:

- *Corporate debt securities* – Valued using recently executed transactions and market price quotations on active national exchanges.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2020.

	Level 1	Level 2	Level 3	Total
Corporate debt securities	$ 2,501,138	$ -	$ -	$ 2,501,138
Others	49,583	-	-	49,583
	$ 2,550,721	$ -	$ -	$ 2,550,721

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:

Leasehold improvements	$ 998,380
Furniture and fixtures	202,030
Equipment	129,022
	1,329,432
Less: accumulated depreciation	(1,038,416)
	$ 291,016

Depreciation expense totaled $44,455 for the year ended December 31, 2020.

6. DUE FROM BRIGHTON SECURITIES HOLDINGS, INC.

Effective January 1, 2018, the Company's stockholders executed a reorganization transaction whereby all of the outstanding shares of $0.01 par value Class A voting common stock and $0.01 par value Class B non-voting common stock were contributed to Brighton Securities Holdings, Inc., a newly formed corporation, in exchange for an equivalent number of shares of Holdings' $0.0001 par value Class A voting common stock and $0.0001 par value Class B non-voting common stock. As a result of this transaction, the Company became a wholly-owned subsidiary of Holdings. In connection with this transaction, the Company transferred its related stock subscription notes receivable to Holdings and recorded an offsetting receivable, "due from Brighton Securities Holdings, Inc." on the accompanying statement of financial condition. The receivable will be repaid by Holdings in accordance with the same terms of the underlying stock subscription agreements. At December 31, 2020, the total balance due from Brighton Securities Holdings, Inc. was $280,459.

7. LINE OF CREDIT

The Company has an available line of credit facility with Five-Star Bank providing for maximum borrowings of $3,000,000. Outstanding borrowings bear interest at the prime rate and are collateralized by substantially all of the Company's assets. Future line of credit draws for business acquisitions will convert to seven-year term loans and will bear interest at either a fixed rate option equal to the Federal Home Loan Bank of New York 7/7 amortizing advance rate + 250 basis points or a variable rate option equal to the prime rate. At December 31, 2020, there was no outstanding balance on this facility.

8. PAYCHECK PROTECTION PROGRAM LOAN

On April 20, 2020, the Company borrowed $596,800 from Five-Star Bank under the Small Business Administration's (SBA) Paycheck Protection Program (PPP). Pursuant to the terms of the loan agreement, the loan was scheduled to mature two years from the funding date and carried a 1% annual interest rate. Funds from the loan qualified for loan forgiveness if the proceeds were used for eligible payroll costs, rent and benefits, as defined. On December 21, 2020, the Company was notified by the SBA that the entire PPP loan balance was forgiven. Accordingly, the amount has been reflected in other income in the accompanying statement of income for the year ended December 31, 2020.

9. NOTES PAYABLE

The Company has three non-interest bearing notes payable in connection with certain non-solicitation agreements. The first agreement requires an installment of approximately $22,845 on March 30, 2021 and a final payment of approximately $11,422 on March 31, 2022. The second agreement requires quarterly installments equal to 25% of the revenue generated by the respective individual's customer accounts and matures in 2021. The third agreement requires installments of approximately $55,000 on January 1, 2021 and 2022 in addition to 20% of the revenue generated by the respective individual's customer accounts. The total estimated outstanding balance of these notes payable was $274,470 at December 31, 2020. Future annual payments required under these agreements are as follows for the years ending December 31: 2021 - $186,752; and 2022 - $87,718.

10. INCOME TAXES

The Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities as if the Company were a separate taxpaying entity rather than a member of the parent corporation's consolidated income tax group. The provision for income taxes consisted of the following for the year ended December 31, 2020:

Current:	
Federal	$ 336,881
State	118,657
	455,538
Deferred:	
Federal	(18,833)
State	(5,828)
	(24,661)
	$ 430,877

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax expense follows for the year ended December 31, 2020:

Expected income tax expense at U.S. statutory tax rate	$ 423,409
The effect of:	
State income taxes, net of U.S. federal benefit	103,534
Non-taxable income – PPP loan forgiveness	(125,328)
Non-deductible expenses	9,296
Other	19,966
	$ 430,877

At December 31, 2020, the Company had gross deferred tax assets of approximately $27,602 resulting from temporary differences between the financial statement reporting and tax reporting of property and equipment and intangible assets. At December 31, 2020, accrued income taxes calculated on a separate company basis totaled $36,504 pursuant to the Company's tax sharing agreement with Holdings.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2020, the Company had net capital of $2,597,122, which was $2,497,122 in excess of its required net capital of $100,000, and a ratio of aggregate indebtedness to net capital of 0.2338 to 1.

12. RELATED PARTY TRANSACTIONS

An officer of the Company maintains a 10% ownership interest in a real estate partnership that leases the Brighton office to the Company (Note 13). The Company also had notes receivable from certain officers totaling $225,000 at December 31, 2020 (Note 2). Additionally, as stated in Notes 6 and 10, the Company had a receivable from Holdings of $280,459 and had income taxes payable of $36,504 to Holdings in accordance with its tax sharing agreement at December 31, 2020, respectively.

13. COMMITMENTS AND CONTINGENCIES

Lease Obligations – The Company leases its Batavia office under the terms of a lease agreement that expires on February 17, 2021. The lease agreement requires annual base rent of $15,000, payable in monthly installments, plus additional amounts for repairs and maintenance expenses, as defined. Additionally, the Company leases its Brighton office facility under the terms of a lease agreement that expires on June 30, 2026 and requires annual base rentals ranging from $146,274 to $173,358, payable in monthly installments, over the term of the agreement. The agreement also requires additional payments for the Company's pro rata share of repairs and maintenance expenses and real estate taxes, as defined. The Company also leases additional space from this landlord on an annually renewable basis. During the year ended December 31, 2020, the Company leased a third office in Lockport under the terms of a lease agreement that expires on January 31, 2023 and requires annual base rent of $16,800, payable in monthly installments.

The Company applies the provisions of ASC Topic 842 to its lease agreements. Pursuant to this standard, the Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate which is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

As of December 31, 2020, the Company had a $1,055,883 lease liability and a $1,024,220 right-of-use asset on its statement of financial condition calculated using an incremental borrowing rate of 4.75%. Total related rent expense was $296,585 for the year ended December 31, 2020.

13. COMMITMENTS AND CONTINGENCIES (*Continued*)

Lease Obligations (Continued) – Aggregate future minimum rental payments required under these agreements are as follows:

2021	$	220,019
2022		227,286
2023		221,198
2024		221,034
2025		222,294
Thereafter		112,449
Total contractual future minimum rental payments		1,224,280
Less: imputed interest		(200,060)
Right of use asset	$	1,024,220

Retirement Plan – The Company maintains a 401(k) retirement plan covering substantially all employees. Eligible participants can elect to contribute to the plan in accordance with Internal Revenue Code limits. The Company provides matching contributions equal to 2% of eligible wages, as defined. The Company can also elect to make profit sharing contributions to the plan at the discretion of the Board of Directors. The Company's related expense was $185,081 for the year ended December 31, 2020.

14. OFF-BALANCE SHEET CREDIT RISK AND CONCENTRATIONS

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk.

As discussed in Note 1, the Company executes transactions and introduces them to a clearing broker on a fully disclosed basis. The clearing broker processes transactions comprising approximately 80% of the Company's total revenue. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its clearing broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors the required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is also engaged in various trading and brokerage activities in which counterparties primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

15. SUPPLEMENTAL CASH FLOW INFORMATION

Cash Paid For Income Taxes – During the year ended December 31, 2020, the Company paid $503,674 in income taxes.

Non-cash Investing and Financing Activity – During the year ended December 31, 2020, the Company recorded an intangible asset and offsetting note payable of $228,711 in connection with a retirement and non-solicitation agreement. Accordingly, this non-cash transaction has been excluded from the accompanying statement of cash flows for the year ended December 31, 2020.

16. CONTINGENCY – COVID-19 GLOBAL PANDEMIC

During March 2020, the United States of America experienced a national health emergency related to the global COVID-19 virus pandemic. The overall consequences of the COVID-19 virus on a national, regional and local level are unknown, but have the potential to result in a significant economic downturn. The impact of this situation on the Company and its future results and financial position is not presently determinable as of the date of these financial statements.

* * * * * * * * * *